

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 22, 2015

Aaron Solomon
Chief Financial Officer
IDI, Inc.
2650 North Military Trail, Suite 300
Boca Raton, Florida 33431

     Re: IDI, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed April 15, 2015
             File No. 333-158336

Dear Mr. Solomon:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Krebs, for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications